                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                                 Form 11-K

                               ANNUAL REPORT

                      PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

                    For the year ended December 31, 1994

                          HOMESTAKE MINING COMPANY
                                SAVINGS PLAN
                            (Full Title of Plan)

                          HOMESTAKE MINING COMPANY
              (Issuer of Securities Held Pursuant to the Plan)

                           650 California Street
                      San Francisco, California 94108
                  (Address of principal executive offices)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                         HOMESTAKE MINING COMPANY
                                SAVINGS PLAN



                   By    /s/ T. H. Wong
                        ----------------------
                        T. H. WONG
                         Assistant Treasurer and
                         Assistant Secretary


         June 29, 1995

         Item 1.  Financial Statements and Exhibits

                  a. Financial Statements for the years ended December 31,
                     1994 and 1993 and Supplemental Schedules as of and for the year ended December 31, 1994 and Independent Auditors' Report.

                  b. Exhibit No. 24

                     Independent Auditors' Consent

                   HOMESTAKE MINING COMPANY SAVINGS PLAN
                                  _______










                            FINANCIAL STATEMENTS

               for the years ended December 31, 1994 and 1993

                   HOMESTAKE MINING COMPANY SAVINGS PLAN
                                  _______







                                   INDEX




                                                                       Page

Financial Statements:

  Report of Independent Accountants                                       2

  Statements of Net Assets Available for Benefits
      as of December 31, 1994 and 1993                                    3

  Statement of Changes in Net Assets Available for
      Benefits for the Year Ended December 31, 1994                       4

  Notes to Financial Statements                                        5-16



Supplemental Schedules:

  Item 27a - Schedule of Assets Held for Investment
      Purposes as of December 31, 1994                                   17

  Item 27d - Schedule of Reportable Transactions                         18
      for the Year Ended December 31, 1994

                     REPORT OF INDEPENDENT ACCOUNTANTS



The Savings Plan Committee
Homestake Mining Company
San Francisco, California

We have audited the accompanying statements of net assets available for benefits of the Homestake Mining Company Savings Plan (the Plan) as of December 31, 1994 and 1993, and the related statement of changes in net assets available for benefits for the year ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994 and 1993, and the changes in net assets available for benefits for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Coopers & Lybrand L.L.P.
- ----------------------------
Coopers & Lybrand L.L.P.


Oakland, California
June 26, 1995

                   HOMESTAKE MINING COMPANY SAVINGS PLAN
              STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                         December 31, 1994 and 1993
                                  _______

               ASSETS                        1994           1993
              --------                      -----          -----
Cash and cash equivalents                $   518,255    $ 6,925,801
                                         -----------    -----------
Investments, at fair value:
  Mellon Bank Investment Fund                   -         5,477,911
  Wells Fargo Asset Allocation Fund        7,107,229           -
  Wells Fargo Equity Index Fund                 -         1,520,314
  Wells Fargo S&P 500 Stock Fund           4,169,095           -
  Wells Fargo Lifepath Funds               4,214,761           -
  Homestake Mining Company Stock Fund     10,164,877     12,939,608
  Participant loans receivable             2,051,147      1,903,128
                                         -----------    -----------
                                          27,707,109     21,840,961
                                         -----------    -----------
Investments, at contract value:
  Fixed Income Fund                       21,235,803     27,924,594
  Frozen Confederation Life
      Guaranteed Investment
         Contracts                         3,090,586           -
                                         -----------    -----------
                                          24,326,389     27,924,594
                                         -----------    -----------
Receivables:
  Company contributions                          430         69,460
  Participants' contributions                  2,131        191,143
  Other - loans                                 -            59,018
                                         -----------    -----------
                                               2,561        319,621
                                         -----------    -----------
Other:
  Homestake common stock receivable             -           962,618
  Other assets                                   354         15,444
                                         -----------    -----------
                                                 354        978,062
                                         -----------    -----------
        Total assets                      52,554,668     57,989,039

             LIABILITIES

Accrued payables                             143,500          6,448
                                         -----------    -----------

          Net assets available for
              benefits                   $52,411,168    $57,982,591
                                         ===========    ===========

                   The accompanying notes are an integral
                    part of these financial statements.

                   HOMESTAKE MINING COMPANY SAVINGS PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                    for the year ended December 31, 1994
                                  _______

                                                            1994
                                                        -----------
Additions to net assets attributed to:
  Interest and dividends                                $ 1,759,579
  Interest on participants' loans                           160,358
                                                        -----------
                                                          1,919,937
                                                        -----------

  Contributions:
    Company, in cash                                      1,216,129
    Participants, in cash                                 2,367,245
    Transfers in from other plans                            27,068
                                                        -----------
                                                          3,610,442
                                                        -----------
        Total additions                                   5,530,379
                                                        -----------
Deductions from net assets
    attributed to:
  Net depreciation in the fair value
      of investments                                        359,297
  Net depreciation in the fair value
      of investment in Homestake
      common stock                                        2,158,288
  Benefits paid to participants                           8,247,008
  Transfers out to other plans                              337,209
                                                        -----------
        Total deductions                                 11,101,802
                                                        -----------
          Net decrease                                   (5,571,423)

Net assets available for benefits:
  Beginning of year                                      57,982,591
                                                        -----------
  End of year                                           $52,411,168
                                                        ===========


                   The accompanying notes are an integral
                    part of these financial statements.

                  HOMESTAKE MINING COMPANY SAVINGS PLAN
                       NOTES TO FINANCIAL STATEMENTS
                                  _______


1.  Description of Plan:
    -------------------
    The following description of the Homestake Mining Company Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.


       General:
       -------
       The Plan is a defined contribution profit sharing plan (qualified under Internal Revenue Code Sections 401(a) and 401(k)) covering all full-time salaried employees of Homestake Mining Company and its subsidiaries (the Company) who have completed three months of service, and all temporary employees who have completed one year of service. Hourly employees of the Company who are not covered by collective bargaining agreements and have completed three months of service are also eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

       The Plan is administered by the Savings Plan Committee appointed by the Board of Directors of the Company (the Plan Committee). Mellon Bank was the Plan's trustee through December 31, 1993, and was replaced by Wells Fargo Bank effective January 1, 1994.

       Contributions:
       -------------
       Participation is voluntary. Participating employees may make contributions between 1% and 6% of their monthly salary. The Company contributes a percentage, not less than 25%, of the employee's regular contribution. From January 1, 1994, the Company matching rate was increased to 75% from 50%.

       Participants may also contribute to the Plan amounts previously contributed to another qualified plan and additional amounts not exceeding 10% of their monthly salary. These contributions are not matched by Company contributions.

       Each participating employee may designate the percentage of its total contribution, including the Company's matching portion, to be invested in the Homestake Mining Company Stock Fund or in any of the funds in which the Plan invests.






                                 Continued

                   HOMESTAKE MINING COMPANY SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS, Continued
                                  _______


1.  Description of Plan, continued:
    -------------------

       Participants' Accounts:
       ----------------------
       Separate accounts are maintained for each participant. Each participant's account is directly credited with the participant's contribution and the Company's matching contribution. Unless otherwise specified, discretionary additional Company contributions are allocated to each participant's account based on the ratio that each participant's compensation bears to the total compensation of all participants. Net earnings from investments in investment funds, which includes appreciation (depreciation) in fair value, are allocated to each participant's account based on the ratio which the investment fund portion of that participant's account balance bears to the total of the investment fund portion of all participants' account balances.

       Vesting:
       -------
       The Plan offers full and immediate vesting of the employee contribution portion of each participant's account. Company contributions are vested 60% after three years of service, 80% after four years of service, and 100% after five years of service, on attainment of age 65, or on the occurrence of death or disability.


       Payment of Benefits:
       -------------------

       Participants may withdraw any portion of their accounts related to their own after-tax contributions and the vested portion of the pre-1994 match, in accordance with the provisions of the Plan.

       Once the after-tax and pre-1994 match accounts are exhausted, participants may withdraw from the vested portion of their other accounts under any of the following circumstances:

       - Hardship (approved by the Plan administrator or the Savings Plan Committee)

       -  Attainment of age 59 1/2

       -  Retirement

       -  Termination of employment

       -  Death   (vested  account   balance  is   paid  to   a  designated
          beneficiary)


                                 Continued

                   HOMESTAKE MINING COMPANY SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS, Continued
                                  _______


1.  Description of Plan, continued:
    -------------------

       Payment of Benefits, continued:
       --------------------
       Distribution of benefits can be in the form of a single lump-sum cash payment, a portion paid in a lump-sum and the remainder paid later, or by periodic installments. Participants may elect to receive their units in the Homestake Mining Company Stock Fund in either whole shares of stock or a cash payment equal to the then-current fair value of the stock. Participants or their beneficiaries may elect to maintain their accounts with the Plan even though such amounts may otherwise be withdrawn.

       Participant Loans Receivable:
       ----------------------------
       Participants may borrow from $1,000 to $50,000 from their accounts, including Company matching contributions, limited to 50% of the vested value of such accounts. Borrowing cannot exceed five years unless the loan is for the purchase of a principal residence, in which case, it cannot exceed ten years. These loans bear interest at bank prime rate plus 1%. Loans are collateralized by the borrower's note and vested interest in the plan and repayments are made on at least a monthly basis through payroll deductions.


       Forfeitures:
       -----------
       Forfeitures of unvested Company contributions are allocated as of the end of each Plan year among remaining participants entitled to matching Company contributions.


2.  Significant Accounting Policies:
    -------------------------------
       Investment Valuation and Income Recognition:
       -------------------------------------------
       Shares and units in investment funds are valued at quoted market prices, which represent the net asset value of the shares or units held by the Plan at year end. The Company stock is valued at its
       quoted  market price.   Guaranteed Investment  Contracts  (held with
       bank and insurance companies and in the Wells Fargo Income Accumula-tion Fund) are stated at contract value (cost plus accrued interest). Participant notes receivable are valued at cost which approximates fair value.





                                 Continued

                   HOMESTAKE MINING COMPANY SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS, Continued
                                  _______


2.  Significant Accounting Policies, continued:
    -------------------------------

       Investment Valuation and Income Recognition, continued:
       -------------------------------------------
       Purchases and sales of securities are recorded on a trade-date basis, utilizing the average cost method in determining the basis of stock sold. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       Withdrawals:
       -----------
       Withdrawals of securities from the Homestake Mining Company Common Stock Fund are reported at market valuations and are made in cash, common stock, or both. Withdrawals from the Fixed Income Fund, Wells Fargo Asset Allocation Fund, Wells Fargo S&P 500 Stock Fund, and Wells Fargo Lifepath Funds are made in cash.

       Net Appreciation (Depreciation) in Fair Value of Investments:
       ------------------------------------------------------------
       The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains (losses) and the unrealized appreciation (depreciation) on those investments.


3.  Plan Termination:
    ----------------
    Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to ERISA provisions. In the event of Plan termination, all accumulated plan benefits will be fully vested and will be distributed to participants based on their respective account balances.


4.  Reclassifications:
    -----------------
    Certain reclassifications were made to 1993 balances to conform with the 1994 presentation, with no effect on the net assets available for benefits or net change in net assets available for benefits as previously reported.






                                 Continued

                   HOMESTAKE MINING COMPANY SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS, Continued
                                  _______


5.  Tax Status:
    ----------
    The Plan obtained its latest determination letter in May 1988, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with Sections 401(a) and 401(k) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

    Participants are not subject to federal income taxes on their pre-tax contributions, Company matching contributions, or investment earnings allocated to their accounts until withdrawals are made.

6.  Related Party Transactions:
    --------------------------
    Certain Plan investments are units in investment funds managed by Wells Fargo Bank. Wells Fargo Bank is the Plan's trustee. For the year ended December 31, 1993, the Plan held units in investment funds managed by Mellon Bank, the Plan's previous trustee. Transactions with both Wells Fargo Bank and Mellon Bank qualify as party-in-interest.






















                                 Continued

                   HOMESTAKE MINING COMPANY SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS, Continued
                                  _______


7.  Investments:
    -----------
    Investments at December 31, 1994 and 1993 are comprised of the following:

                                        Number     Value
                                          of       Per       Reported
                                         Units     Unit        Value
                                       -------   -------     ---------
    1994:
    ----

    Wells Fargo Bank Investment
        Funds, at fair value:
      Wells Fargo Asset
          Allocation Fund              477,636     $14.88   $ 7,107,229
      Wells Fargo S&P 500
          Stock Fund                   253,440      16.45     4,169,095
      Wells Fargo Lifepath Funds       430,268       9.80     4,214,761
                                                            -----------
                                                             15,491,085
                                                            -----------
    Homestake Mining Company Stock
        Fund, at fair value          1,354,445       7.50    10,164,877
                                                            -----------

    Participant loans receivable,
        at book value, which
        approximates fair value      2,051,147       1.00     2,051,147
                                                            -----------
    Fixed Income Fund, Guaranteed
          Investment Contracts
          at contract value:
        Allstate Life Insurance
          Company                    2,015,205       1.00     2,015,205
        Massachusetts Mutual Life
          Insurance Company          2,107,174       1.00     2,107,174
        Bankers Trust Company        3,230,702       1.00     3,230,702
        Canada Life Assurance
          Company                    2,055,325       1.00     2,055,325
        Crown Life Insurance
          Company                    1,168,226       1.00     1,168,226
        John Hancock Mutual Life
            Insurance Company        2,865,294       1.00     2,865,294
        New York Life
            Insurance Company        5,541,050       1.00     5,541,050
        Wells Fargo Income
            Accumulation Fund          193,434      11.65     2,252,827
                                                            -----------
                                                             21,235,803
                                                            -----------
        Confederation Life Guaranteed
            Investment Contracts,
            at contract value
            (see Note 12)            3,090,586       1.00     3,090,586
                                                            -----------
                Total investments                           $52,033,498
                                                            ===========


                                 Continued

                   HOMESTAKE MINING COMPANY SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS, Continued
                                  _______


7.  Investments, continued:
    -----------

                                         Number       Value
                                           of         Per     Reported
                                          Units       Unit      Value
                                        -------      ------    -------
    1993:
    ----

    Mellon Bank Investment Funds,
        at fair value:
      Equity Fund                         38,215  $115.064  $ 4,397,183
      Fixed Income Fund                   19,896    54.318    1,080,728
                                                            -----------
                                                              5,477,911
                                                            -----------
    Wells Fargo Equity Index Fund,
        at fair value                     93,443    16.270    1,520,314
                                                            -----------

    Homestake Mining Company
        Stock Fund, at fair value        588,164    22.000   12,939,608
                                                            -----------
    Participant loans receivable,
        at book value, which
        approximates fair value        1,903,128     1.000    1,903,128
                                                            -----------
    Fixed Income Fund, Guaranteed
        Investment Contracts,
        at contract value:
      Allstate Life Insurance
        Company                        2,013,445     1.000    2,013,445
      Bankers Trust Company            3,069,545     1.000    3,069,545
      Canada Life Assurance Company    2,055,325     1.000    2,055,325
      Confederation Life Insurance
        Company                        3,192,845     1.000    3,192,845
      Crown Life Insurance Company     1,216,121     1.000    1,216,121
      IBM Credit Corporation           1,425,433     1.000    1,425,433
      John Hancock Mutual Life
        Insurance Company              2,724,699     1.000    2,724,699
      Life Insurance Company of
        Virginia                       2,370,816     1.000    2,370,816
      Massachusetts Mutual Life
        Insurance Company              2,962,684     1.000    2,962,684
      New York Life Insurance
        Company                        5,600,145     1.000    5,600,145
      United of Omaha Mutual Life
        Insurance Company              1,293,536     1.000    1,293,536
                                                            -----------
                                                             27,924,594
                                                            -----------
                                                            $49,765,555
                                                            ===========

    All earnings  on the investment funds are reinvested in and credited to
    each  fund daily.    These earnings  include  interest, dividends,  and
    appreciation (depreciation) in fair value.

                              Continued

                   HOMESTAKE MINING COMPANY SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS, Continued
                                  _______


7.  Investments, continued:
    -----------
    On January 1, 1994, all participant balances of the Mellon Bank Investment Fund and Wells Fargo Equity Index Fund were transferred to the Wells Fargo Asset Allocation Fund and Wells Fargo S&P 500 Stock Fund, respectively. The Asset Allocation Fund and S&P 500 Stock Fund replaced the Investment Fund and Equity Index Fund from the transfer date.

    The Asset Allocation Fund invests in a changing mix of stocks, bonds, and money market securities and aims for a high level of total return over the long term, consistent with reasonable risk. The Lifepath Funds invest in a changing mix of US and international stocks, bonds, and money market securities and aim for greater growth potential in early years and then gradually reduce risk to exposure over time. The S&P 500 Fund invests in substantially the same stocks in substantially the same percentages as the Standard & Poor's 500 Composite Stock Price Index and seeks to approximate as closely as practicable the rate of return of that index.

    The Homestake Mining Company Stock Fund invests in shares of Homestake Mining Company.

    The Fixed Income Fund consists of guaranteed investment contracts previously purchased by the Plan from bank and insurance companies and shares in the Wells Fargo Income Accumulation Fund. Guaranteed investment contracts of Confederation Life Insurance Company have been separated from the Fixed Income Fund into a separate fund as detailed in note 12.


8.  Administrative Expenses:
    -----------------------
    All costs associated with administering the Plan are paid directly by the Company.


9.  Amount Due to Plan Participants:
    -------------------------------
    Net assets available for benefits include amounts due to Plan participants who have withdrawn on or before the Plan's year end. Such amounts were $0 and $344,766 at December 31, 1994 and 1993, respectively.





                                 Continued

                   HOMESTAKE MINING COMPANY SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS, Continued
                                  _______


10.     Net Assets Available for Benefits by Investment Type:

        At December 31, 1994 and 1993, net assets available for benefits were held in the following participant-designated investment types:

                                     Wells Fargo     Wells Fargo
                                         Asset         S&P 500      Wells Fargo
                                       Allocation       Stock        Lifepath
                                          Fund          Fund           Funds
                                      ----------     ----------    -----------
 Year Ended December 31, 1994:
 ----------------------------

                   ASSETS

 Cash and cash equivalents                 -              -              -
                                        ----------     ----------    -----------
 Investments, at fair value:
      Fund investments held by          $7,107,229     $4,169,095    $4,214,761
         trustee
      Common stock of the Company          -              -              -
      Participant loans receivable         -              -              -
                                        ----------     ----------    -----------

                                         7,107,229      4,169,095     4,214,761
                                        ----------     ----------    -----------
 Investments, at contract value:
      Fund investments held by
         trustee                           -              -              -
                                        ----------     ----------    -----------
 Receivables:
      Company contributions                     97             12           321
      Participants' contributions              185            829         1,117
                                        ----------     ----------    -----------
                                               282            841         1,438
                                        ----------     ----------    -----------
 Other:
      Other assets                         -              -              -
                                        ----------     ----------    -----------
      Total assets                       7,107,511      4,169,936     4,216,199

                LIABILITIES

 Accrued payables                          -              -              -
                                        ----------     ----------    -----------
      Net assets available for
         benefits                       $7,107,511     $4,169,936    $4,216,199
                                        ==========     ==========    ===========


TABLE CONTINUED
===============
                                         Homestake
                                           Mining      Participant       Fixed
                                          Company         Loan          Income
                                        Common Stock      Fund           Fund
                                        ------------   -----------   -----------
 Year Ended December 31, 1994:
 ----------------------------

                   ASSETS

 Cash and cash equivalents                $413,336      -              -
                                       ------------    -----------  -----------

 Investments, at fair value:
      Fund investments held by           -              -              -
         trustee
      Common stock of the Company       10,164,877      -              -
      Participant loans receivable       -             $2,051,147      -
                                       ------------    -----------  -----------
                                        10,164,877      2,051,147      -
                                       ------------    -----------  -----------
 Investments, at contract value:
      Fund investments held by
         trustee                         -              -           $21,235,803
                                       ------------    -----------  -----------

 Receivables:
      Company contributions              -              -              -
      Participants' contributions        -              -              -
                                       ------------    -----------  ------------
                                         -              -              -
                                       ------------    -----------  ------------
 Other:
       Other assets                      -              -                   354
                                       ------------    -----------  ------------
       Total assets                     10,578,213      2,051,147    21,236,157

                LIABILITIES

 Accrued payables                        -              -               143,500
                                       ------------    -----------  ------------
      Net assets available for
         benefits                      $10,578,213     $2,051,147   $21,092,657
                                       ============    ===========  ============


TABLE CONTINUED
===============
                                      Confederation
                                          Life
                                       Guaranteed      Short-Term
                                       Investment      Investment        Total
                                        Contracts        Account
                                      -------------    ----------   -----------
 Year Ended December 31, 1994:
 ----------------------------

                   ASSETS

 Cash and cash equivalents
                                         -               $104,919   $   518,255
                                      --------------   -----------  ------------
 Investments, at fair value:
      Fund investments held by
        trustee                          -              -            15,491,085
      Common stock of the Company        -              -            10,164,877
      Participant loans receivable       -              -             2,051,147
                                      --------------   -----------  ------------
                                         -              -            27,707,109
                                      --------------   -----------  ------------
 Investments, at contract value:
      Fund investments held by
         trustee                        $3,090,586      -            24,326,389
                                      --------------   -----------  ------------
 Receivables:
      Company contributions              -              -                   430
      Participants' contributions        -              -                 2,131
                                      --------------   -----------  ------------
                                         -              -                 2,561
                                      --------------   -----------  ------------
 Other assets                            -              -                   354
                                      --------------   -----------  ------------
      Total assets                       3,090,586        104,919    52,554,668

                LIABILITIES

 Accrued payables                        -              -               143,500
                                      --------------   -----------  ------------
      Net assets available for
         benefits                       $3,090,586       $104,919   $52,411,168
                                      ==============   ===========  ============

                                 Continued

                   HOMESTAKE MINING COMPANY SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS, Continued
                                  _______


10.     Net Assets Available for Benefits by Investment Type, continued:
        -----------------------------------------------------

                                                    Wells      Homestake
                                   Mellon           Fargo        Mining
                                    Bank           Equity       Company
                                 Investment         Index        Stock
                                    Fund            Fund          Fund
                                 ----------        -------     ---------
December 31, 1993:
- -----------------

    ASSETS

Cash and cash equivalents        $  220,758    $   169,120   $   34,907
                                 ----------    -----------   ----------
Investments, at fair
     value:
   Fund investments held by
     trustee                      5,477,911      1,520,314         -
   Common stock of the
     Company                           -              -      12,939,608
   Participant loans
     receivable                        -              -            -
                                 ----------    -----------   ----------
                                  5,477,911      1,520,314   12,939,608
                                 ----------    -----------   ----------
   Investments, at contract
        value:
     Fund investments held
          by trustee                   -              -            -
                                 ----------    -----------   ----------
   Receivables:
     Company contributions           12,239          5,845       13,904
     Participants' contributions     37,759         21,134       33,857
     Other - loans                    4,641          1,867        6,396
                                 ----------    -----------   ----------
                                     54,639         28,846       54,157
                                 ----------    -----------   ----------
Other:
   Homestake common
     stock receivable                    -            -         962,618
   Other assets                      13,467              2         -
                                 ----------    -----------   ----------
                                     13,467              2      962,618
                                 ----------    -----------   ----------
             Total assets         5,766,775      1,718,282   13,991,290

     LIABILITIES

Accrued payables                       -              -           6,143
                                 ----------    -----------   ----------
        Net assets available
          for benefits           $5,766,775     $1,718,282  $13,985,147
                                 ==========    ===========   ==========

TABLE CONTINUED
===============
                                Participant          Fixed
                                   Loan             Income
                                    Fund             Fund         Total
                                -----------      ---------      -------
December 31, 1993:
- -----------------

          ASSETS

Cash and cash equivalents       $        36   $  6,500,980  $ 6,925,801
                                -----------     ----------  -----------
Investments, at fair
     value:
   Fund investments held by
     trustee                           -              -       6,998,225
   Common stock of the
     Company                           -              -      12,939,608
   Participant loans
     receivable                   1,903,128           -       1,903,128
                                -----------     ----------  -----------
                                  1,903,128           -      21,840,961
                                -----------     ----------  -----------
Investments, at contract
        value:
   Fund investments held
     by trustee
                                        -       27,924,594   27,924,594
                                -----------     ----------  -----------
Receivables:
   Company contributions               -            37,472       69,460
   Participants' contributions         -            98,393      191,143
   Other - loans                       -            46,114       59,018
                                -----------     ----------  -----------
                                       -           181,979      319,621
                                -----------     ----------  -----------
Other:
   Homestake common
        stock receivable               -              -         962,618
   Other assets                        -             1,975       15,444
                                -----------     ----------  -----------
                                        -            1,975      978,062
                                -----------     ----------  -----------
             Total assets         1,903,164     34,609,528   57,989,039

   LIABILITIES

Accrued payables                        240             65        6,448
                                -----------     ----------  -----------
          Net assets
             available for
             benefits            $1,902,924    $34,609,463  $57,982,591
                                ===========     ==========  ===========

                                 Continued

                  HOMESTAKE MINING COMPANY SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS, Continued
                                  _______


11.     Changes in Net Assets Available for Benefits by Investment Type:

        During the year ended December 31, 1994, changes in net assets available for benefits by participant-designated investment types were as follows:

                                                   Wells         Wells
                                      Mellon       Fargo         Fargo
                                       Bank        Asset         Equity
                                    Investment   Allocation      Index
                                       Fund         Fund          Fund
                                    ----------   ----------      ------
Year Ended December 31, 1994:
- ----------------------------
Additions to net assets
    attributed to:
  Interest and dividends               -               -           -
  Interest on participants' loans      -               -           -

Contributions:
  Company, in cash                     -      $  277,302           -
  Participants, in cash                -         527,884           -
  Transfers in from other
    plans                              -           6,454           -
                               ----------     ----------  -----------
       Total additions                 -         811,640           -
                               ----------     ----------  -----------

Deductions from net assets
       attributed to:
  Net depreciation in the fair
    value of investments               -         279,230           -
  Net depreciation in the fair
    value of investment in
    Homestake common stock             -               -           -

  Benefits paid to
    participants                       -         464,295
  Transfers out to other
    plans                              -          49,221           -
                              -----------     ----------  -----------
       Total deductions                -         792,746           -
                              -----------     ----------  -----------

Interfund transfers           $(5,766,775)     7,262,255  $(1,718,282)
                              -----------     ----------  -----------
       Net increase (decrease) (5,766,775)     7,281,149   (1,718,282)

Net assets available for
       benefits:
  Beginning of year             5,766,775           -       1,718,282
                              -----------     ----------  -----------
  End of year                           -     $7,281,149            -
                              ===========     ==========  ===========

TABLE CONTINUED
===============
                                           Wells
                                           Fargo           Wells
                                         S&P 500           Fargo
                                           Stock        Lifepath
                                           Fund           Funds
                                        --------        --------
Year Ended December 31, 1994:
- ----------------------------
Additions to net assets
     attributed to:
   Interest and dividends                   -               -
   Interest on participants' loans          -               -
Contributions:
   Company, in cash                   $  213,599      $  182,327
   Participants, in cash                 433,433         365,669
   Transfers in from other plans          15,353            -
                                      ----------      ----------
       Total additions                   662,385         547,996
                                      ----------      ----------
Deductions from net assets
     attributed to:
   Net depreciation in the fair
     value of investments                  4,468          75,599
   Net depreciation in the fair
     value of investment in
     Homestake common stock                 -               -
   Benefits paid to participants          67,141          84,552
   Transfers out to other plans             -               -
                                      ----------      ----------
       Total deductions                   71,609         160,151
                                      ----------      ----------
Interfund transfers                    3,680,171       3,828,357
                                      ----------      ----------
       Net increase (decrease)         4,270,947       4,216,202

Net assets available for
     benefits:
   Beginning of year                        -               -
                                     -----------      ----------
   End of year                        $4,270,947      $4,216,202
                                     ===========      ==========

                   HOMESTAKE MINING COMPANY SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS, Continued
                                  _______


11.  Changes in Net Assets Available for Benefits by Investment Type,
     ---------------------------------------------------------------
     continued:

                                   Homestake
                                    Mining       Parti-
                                    Company      cipant          Fixed
                                     Stock        Loan           Income
                                     Fund         Fund            Fund
                                   ---------  -----------      --------
Year Ended December 31, 1994,
- -----------------------------
continued:

Additions to net assets
    attributed to:
 Investment and dividends           $90,743          -       $1,668,836
 Interest on participants'
    loans                               -      $  160,358          -

Contributions:
 Company, in cash                    171,207         -          649,817
 Participants, in cash               318,015         -          722,244
 Transfers in from
      other plans                      1,684         -            3,577
                                 -----------   ----------    ----------
      Total additions                581,649      160,358     3,044,474
                                 -----------   ----------    ----------

Deductions from net
    assets attributed to:
 Net depreciation in
    the fair value
    of investments                      -            -             -
 Net depreciation in the
    fair value of investment
    in Homestake common stock      2,158,288         -             -
 Benefits paid to
    participants                   1,538,015      333,632     5,758,889
 Transfers out to
    other plans                       57,655         -          215,341
                                ------------   ----------   -----------
      Total deductions             3,753,958      333,632     5,974,230
                                ------------   ----------   -----------
Interfund transfers               (1,206,150)     263,497    (9,916,155)
                                ------------   ----------   -----------
      Net increase (decrease)     (4,378,459)      90,223   (12,845,911)

 Net assets available
      for benefits:
    Beginning of year             13,985,147    1,902,924    34,609,463
                                ------------   ----------    ----------

    End of year                  $ 9,606,688   $1,993,147   $21,763,552
                                ============   ==========   ===========

TABLE CONTINUED
===============
                                  Confedera-
                                  tion Life
                                  Guaranteed   Short-Term
                                  Investment   Investment
                                  Contracts      Account          Total
                                 -----------   ----------       -------
Year Ended December 31, 1994,
- ----------------------------
continued:

Additions to net assets
    attributed to:
 Investment and dividends               -            -      $ 1,759,579
 Interest on participants'
    loans                               -            -          160,358
Contributions:
 Company, in cash                       -       $(278,123)    1,216,129
 Participants, in cash                  -            -        2,367,245
 Transfers in from
    other plans                         -            -           27,068
                                  ----------   ----------   -----------
      Total additions                   -        (278,123)    5,530,379

Deductions from net
    assets attributed to:
 Net depreciation in
    the fair value of investments       -            -          359,297
 Net depreciation in
    the fair value of investment
    in Homestake common stock           -            -        2,158,288
 Benefits paid to
    participants                        -             484     8,247,008
 Transfers out to
    other plans                         -          14,992       337,209
                                 -----------    ---------   -----------
      Total deductions                  -          15,476    11,101,802
                                 -----------    ---------   -----------
Interfund transfers               $3,090,586      482,496          -
                                 -----------    ---------   -----------
      Net increase (decrease)      3,090,586      188,897    (5,571,423)

Net assets available
    for benefits:
 Beginning of year                      -            -       57,982,591
                                 -----------    ---------   -----------
 End of year                      $3,090,586    $ 188,897   $52,411,168
                                 ===========    =========   ===========

                   HOMESTAKE MINING COMPANY SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS, Continued
                                  _______


12. Confederation Life Guaranteed Investment Contracts:
    --------------------------------------------------
    Confederation Life Insurance Company (CLIC) was seized by insurance regulators on August 12, 1994, to protect the financial interest of all policyholders. The Plan's investment contracts with CLIC will be paid out as part of a rehabilitation plan, the timing and value of which is uncertain at this time.

    On August 18, 1994, the Plan suspended withdrawals and transfers by participants of amounts in the Plan held by CLIC and froze the value of its CLIC guaranteed investment contracts at their then-current book values (cost plus accrued interest through August 15, 1994). The Plan has not accrued any interest on these contracts since they were frozen.

    These frozen contracts have been separated from the Fixed Income Fund into a separate frozen fund.

    Until a Rehabilitation Plan is finalized and approved, or other additional relevant information becomes available, the ultimate effect on the Plan's CLIC investments and the participants' ability to withdraw funds from CLIC cannot be determined. Based on the information received from the Rehabilitator and the Plan's advisors available as of June 26, 1995, Plan management believes that such effect would not result in a material impact on the Plan's financial statements. Consequently, adjustments, if any, which may arise as a result of the ultimate outcome of the rehabilitation have not been reflected in the accompanying financial statements.


13. Subsequent Events:
    -----------------
    Amendment No. 1 to the Plan was executed on May 9, 1995 and is effective from July 1, 1995. This amendment changed the definition of compensation for the purposes of the Plan to include profit incentive payments. In addition, the Company-matched contribution increased from 75% to 100% of the first 6% of each employee's compensation contributed for pay periods beginning on or after January 1, 1995.

    Two new funds were added to the investment options of the Plan on April 1, 1995. Templeton Foreign Fund invests in stocks and debt obligations of companies and governments outside the United States. Neuberger & Berman Guardian Trust invests in established high-quality companies considered to be undervalued in comparison to stocks of similar companies. In addition, the Wells Fargo S&P 500 Stock Fund was replaced with the Stagecoach S&P 500 Stock Fund on April 1, 1995.

                   HOMESTAKE MINING COMPANY SAVINGS PLAN
         Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                          as of December 31, 1994
                                  _______

                        (c) Description of
                       Investment including
    (b) Identity of    Maturity Date, Rate
   Issuer, Borrower,       of Interest,
       Lessor, or         Collateral, Par                    (e) Current
(a)  Similar Party      or Maturity Value        (d) Cost      Value
- ---  --------------   ---------------------    ------------ -----------
    Allstate Life    GIC (maturing 11/12/98,
      Insurance        5.46%)                $ 2,015,205    $ 2,015,205
      Company

    Bankers Trust    GIC (maturing 09/30/00,
      Company        4.84%)                    3,230,702      3,230,702

    Canada Life      GIC (maturing 09/10/95,   2,055,325      2,055,325
      Assurance        9.30%)
      Company

    Crown Life
      Insurance      GIC (maturing 03/03/98,
      Company           4.02%)                 1,168,226      1,168,226

    John Hancock     GIC (maturing 06/30/98,
      Mutual Life      5.16%)                  2,865,294      2,865,294
      Insurance
      Company

    Massachusetts    GIC (maturing 07/05/02,
      Mutual Life     6.73%)                   1,531,410      1,531,410
      Insurance      GIC (maturing 12/01/95,
      Company         9.00%)                     575,764        575,764

    New York Life
      Insurance      GIC (maturing 08/01/96,
      Company          8.45%)                  2,084,837      2,084,837
                     GIC (maturing 10/28/96,
                       7.60%)                  2,026,681      2,026,681
                     GIC (maturing 03/02/98,
                       6.05%)                  1,429,532      1,429,532

 *  Wells Fargo      Wells Fargo Income
      Bank             Accumulation Fund
                       (193,434 units)         2,252,827      2,252,827

    Confederation    GIC (frozen 08/15/95,
      Life Insu-       originally maturing
      rance Company    01/02/95, 8.70%)        1,051,807      1,051,807
                     GIC (frozen 08/15/95,
                       originally maturing
                       07/24/95, 9.14%)        1,004,323      1,004,323
                     GIC (frozen 08/15/95,
                       originally maturing
                       03/15/96, 8.54%)        1,034,456      1,034,456

 *  Wells Fargo      Wells Fargo Asset
      Bank             Allocation Fund
                       (477,636 units)         7,275,906      7,107,229
                     Wells Fargo S&P 500
                       Stock Fund
                       (253,440 units)         4,136,157      4,169,095
                     Wells Fargo
                       Lifepath 2000 Fund
                       (157,029 units)         1,560,847      1,535,742
                     Wells Fargo
                       Lifepath 2010 Fund
                       (115,034 units)         1,147,108      1,126,181
                     Wells Fargo
                       Lifepath 2020 Fund
                       (91,009 units)            906,620        892,802
                     Wells Fargo
                       Lifepath 2030 Fund
                       (37,748 units)            373,756        368,795
                     Wells Fargo
                       Lifepath 2040 Fund
                       (29,448 units)            291,994        291,241

 *  Wells Fargo      Homestake Mining
      Bank             Company Stock Fund
                       (1,354,445 units)      11,959,393     10,164,877

 *  Participant notes  Repayable over a term
                       of up to five years at
                       an interest rate set
                       at the time of issue
                       of the loan. Rate
                       during 1994 ranged
                       from 7% to 9.5%         2,051,147      2,051,147




*  Represents party-in-interest to Plan

Note:           GIC  has been used above as  an abbreviation for Guaranteed
                Investment Contract.


                  HOMESTAKE MINING COMPANY SAVINGS PLAN
               Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                    for the year ended December 31, 1994
                                     __

                      (b) Description of Asset
(a) Identity of       (Include Interest Rate and    (c) Purchase    (d)Selling
Party Involved        Maturity in Case of a Loan)       Price            Price
- ---------------       ---------------------------   --------------   ----------
Combined transactions:

   Wells Fargo Bank   Homestake Mining Company     $20,049,430           -
                              Stock Fund
   Wells Fargo Bank   Homestake Mining Company           -          $7,403,672
                              Stock Fund
   Mellon Bank        Investment Fund                    -           5,477,911
   Wells Fargo Bank   Equity Index Fund                  -           1,520,314
   Wells Fargo Bank   Fixed Income Fund             41,091,195           -
   Wells Fargo Bank   Fixed Income Fund                  -          21,659,692
   Wells Fargo Bank   S&P 500 Stock Fund             4,543,943            -
   Wells Fargo Bank   S&P 500 Stock Fund                 -           1,899,695
   Wells Fargo Bank   Asset Allocation Fund         10,075,396            -
   Wells Fargo Bank   Asset Allocation Fund              -           2,688,937
   Wells Fargo Bank   All Lifepath Funds             4,900,386            -
   Wells Fargo Bank   All Lifepath Funds                 -             610,026

TABLE CONTINUED
===============
                      (b) Description of Asset                  (f) Expenses
(a) Identity of       (Include Interest Rate and    (e) Lease   Incurred With
Party Involved        Maturity in Case of a Loan)     Rental      Transaction
- ---------------       ---------------------------   ----------   ------------
Combined transactions:

   Wells Fargo Bank   Homestake Mining Company           -                -
                             Stock Fund
   Wells Fargo Bank   Homestake Mining Company           -                -
                              Stock Fund
   Mellon Bank        Investment Fund                    -                -
   Wells Fargo Bank   Equity Index Fund                  -                -
   Wells Fargo Bank   Fixed Income Fund                  -                -
   Wells Fargo Bank   Fixed Income Fund                  -                -
   Wells Fargo Bank   S&P 500 Stock Fund                 -                -
   Wells Fargo Bank   S&P 500 Stock Fund                 -                -
   Wells Fargo Bank   Asset Allocation Fund              -                -
   Wells Fargo Bank   Asset Allocation Fund              -
   Wells Fargo Bank   All Lifepath Funds                 -                -
   Wells Fargo Bank   All Lifepath Funds                 -                -

TABLE CONTINUED
===============
                                                                  (h) Current
                                                                    Value of
                      (b) Description of Asset                      Asset on
(a) Identity of       (Include Interest Rate and    (g) Cost of     Transaction
Party Involved          Maturity in Case of a Loan)    Assets on       Date
- --------------         ---------------------------   ------------  ------------
Combined transactions:

   Wells Fargo Bank     Homestake Mining Company         -                -
                                Stock Fund
   Wells Fargo Bank     Homestake Mining Company      $7,676,702    $7,403,672
                                Stock Fund
   Mellon Bank          Investment Fund                4,510,228     5,477,911
   Wells Fargo Bank     Equity Index Fund              1,390,955     1,520,314
   Wells Fargo Bank     Fixed Income Fund                -                 -
   Wells Fargo Bank     Fixed Income Fund             21,659,692    21,659,692
   Wells Fargo Bank     S&P 500 Stock Fund               -                 -
   Wells Fargo Bank     S&P 500 Stock Fund             1,927,101     1,889,695
   Wells Fargo Bank     Asset Allocation Fund            -                 -
   Wells Fargo Bank     Asset Allocation Fund          2,799,490     2,688,937
   Wells Fargo Bank     All Lifepath Funds               -                 -
   Wells Fargo Bank     All Lifepath Funds               620,060       610,026

TABLE CONTINUED
===============
                                 (b) Description of Asset
   (a) Identity of               (Include Interest Rate and       (i) Net Gain
   Party Involved                Maturity in Case of a Loan)          or (Loss)
   ---------------               ---------------------------      --------------
   Combined transactions:

      Wells Fargo Bank           Homestake Mining Company              -
                                      Stock Fund
      Wells Fargo Bank           Homestake Mining Company        $(273,030)
                                      Stock Fund
      Mellon Bank                Investment Fund                   967,683
      Wells Fargo Bank           Equity Index Fund                 129,359
      Wells Fargo Bank           Fixed Income Fund                      -
      Wells Fargo Bank           Fixed Income Fund                      -
      Wells Fargo Bank           S&P 500 Stock Fund                     -
      Wells Fargo Bank           S&P 500 Stock Fund                (37,406)
      Wells Fargo Bank           Asset Allocation Fund                  -
      Wells Fargo Bank           Asset Allocation Fund            (110,553)
      Wells Fargo Bank           All Lifepath Funds                     -
      Wells Fargo Bank           All Lifepath Funds                (10,034)
